FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For July 12, 2017

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

17B Edificio Comercial Rodrigues
599 Avenida Da Praia Grande,
Macao, China
 (Address of principal executive offices)

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Edward So
Chiief Executive Officer

Date: June 12, 2017

Deswell Announces Second Half 2017 Results

-  Company Announces Second Half Cash Dividend of $0.07 Per Share -

FOR IMMEDIATE RELEASE

MACAO (June 12, 2017) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the second half of the fiscal year ended March 31, 2017.

Net sales for the six months ended March 31, 2017 were $23.8 million, an increase of 14.2% compared to net sales of $20.9 million for the six months ended March 31, 2016. Net sales increased by 20.9% to $12.7 million in the plastic segment and increased by 7.4% to $11.2 million in the Company’s electronic segment.

Total gross margin increased to 18.9% during the six months ended March 31, 2017, as compared to 12.9% in the same period last year.  Gross profit margin in the plastic segment increased to 24.4% of net sales for the second half of fiscal 2017, as compared to 20.2% of net sales for the corresponding period of last fiscal year.   The increase in gross profit and margin in the plastic segment was mainly due to increased production efficiency of labor, introduction of robotic assembly arms, and decreased subcontracting charges, offsetting a slight increase in factory overhead, as a percentage of sales. Gross profit for the electronic segment for the six months ended March 31, 2017 was more than double that for the corresponding period of fiscal 2016. Gross margin increased from 5.4% in second half of fiscal 2016 to 12.6% in the second half of fiscal 2017. The increase was mainly due to better raw materials management and the implementation of lean manufacturing initiatives, as well as production automation.

Operating loss for the second half of fiscal 2017 was significantly reduced to $0.3 million, as compared to an operating loss of $2.7 million for the same period of fiscal 2016.

The Company reported net income of $0.7 million for the six months ended March 31, 2017, as compared to a net loss of $1.5 million for the six months ended March 31, 2016.  Non-operating income for the six months ended March 31, 2017 was $1.1 million, as compared to non-operating income of $1.3 million in the year-ago six months.  Non-operating income during the six months ended March 31, 2017 was primarily comprised of $380,000 from rental income, $302,000 of dividend income from securities investment, $157,000 from interest income, as well as $270,000 from change in the fair value of marketable securities. Deswell reported basic and diluted income per share of $0.04 for the second half of fiscal 2017 (based on 16,013,000 weighted average shares outstanding), as compared to basic and diluted loss per share of ($0.09) (based on 16,056,000 weighted average shares outstanding), for the six months ended March 31, 2016.

Net sales for the year ended March 31, 2017 were $44.5 million, consistent with the corresponding period in fiscal 2016.  Operating loss for the year ended March 31, 2017 decreased to $2.1 million, as compared to operating loss of $5.3 million for fiscal 2016.  The Company reported a net income of $1.4 million in fiscal 2017, as compared to net loss of $4.9 million for the year ended March 31, 2016.  Deswell reported basic and diluted net income per share of $0.09 for fiscal 2017, (based on 16,035,000 weighted average share outstanding), as compared to basic and diluted loss per share of ($0.31) (based on 16,056,000 weighted average shares outstanding), for the prior fiscal year.

The Company's financial position remained strong, with $8.1 million in cash and cash equivalents and working capital totaled $41.3 million as of March 31, 2017. Furthermore, the Company has no long-term or short-term borrowings as of March 31, 2017.

Mr. Edward So, Chief Executive Officer, commented, “We’re pleased to have driven solid revenue growth and significantly improved margins in the second half of 2017, with increases in both our plastic and our electronic segments.  We saw increased orders in our plastic segment related to office equipment and motor vehicle components and in our electronics segment, increased orders for professional audio equipment outpaced a decline in sales for home entertainment products.

“Our margin performance was favorably impacted by our continued focus on reducing costs and our emphasis on production efficiency, which is highlighted by our introduction of robotic assembly arms and less subcontracting activities in our plastics segment.  Likewise, margins more than doubled in our electronics division, and during the second half of 2017 we achieved positive operating profit as compared to an operating loss in the same period of last year, primarily because we demonstrated improved raw materials management and achieved better manufacturing efficiency by means of automation.

“We continue to see many opportunities to expand our work on behalf of existing customers as well as opportunities to capture new customers.  Our balance sheet remains strong providing a solid foundation for the Company’s continued progress.”

Second Half Dividend

The Company also announces that its board of directors today declared a cash dividend of $0.07 per share for the second half of the fiscal year ended March 31, 2017.  The dividend will be payable on July 12, 2017 to shareholders of record as of June 26, 2017.

The Company expects the cash dividend to be declared in the coming two fiscal years may be reduced or suspended in order to increase capital investment in manufacturing equipment and facilities. These capital expenditures will be made for maintaining production capacity and efficiency of the plants.

Dividends to be declared after two fiscal years will depend upon the Company’s future growth and earnings, of which there can be no assurance, and the Company’s cash flow needs for future development.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
Institutional Marketing Services (IMS)
203.972.9200

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (U.S. dollars in thousands except per share data)

 1.      Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at March 31, 2017 and March 31, 2016, the results of operations for the six months and year ended March 31, 2017 and March 31, 2016, and the cash flows for the year ended March 31, 2017 and 2016.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 27, 2016 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain (loss) and cost are as follows:

		March 31, 2017
		Cost		Gross Unrealized gain/ (loss)		Fair value
Marketable securities
Equity securities		$15,919		$408		$16,327
Available-for-sale securities
Corporate debt securities		-		-		-

	March 31, 2016
	Cost		Gross Unrealized gain/ (loss)		Fair value
Marketable securities
Equity securities	$13,611		$(1,591)		$12,020
Available-for-sale securities
Corporate debt securities	$1,614		$(11)		$1,603

Marketable Securities

The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.

Unrealized gain (loss) from these marketable securities for the six months ended March 31, 2017 is included in the non-operating income of the consolidated statement of income (loss).

During the second half of fiscal 2017, there was no realized gain from the sale of marketable securities.

Available-For-Sale Securities

The Company had investments in corporate bonds that had been classified as available-for-sale as of March 31, 2016, and recorded at fair value based upon quoted market prices. Unrealized gains and losses arising from the revaluation of available-for-sale securities were included in accumulated other comprehensive income (loss) in the Consolidated Balance Sheet.

As of March  31, 2017, the Company has no investments in available-for-sale securities.

3.       Inventories

	March 31,	March 31,
	2017	2016
Inventories by major categories :
Raw materials	$5,740	$4,038
Work in progress	3,404	2,372
Finished goods	1,544	1,704
	$10,688	$8,114

4.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income for the six months ended March 31, 2017 and 2016 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
 CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Six Months Ended March 31, 2017 Compared to Six Months Ended March 31, 2016

Net Sales - The Company's net sales for the six months ended March 31, 2017 were $23,888,000, an increase of $2,968,000 or 14.2% as compared to $20,902,000 in the corresponding period in fiscal 2016. The increase was related to an increase of $2,194,000 in our plastic segment and of $774,000 in the electronic segment as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The increase in net sales in the plastic segment was related to an increase in orders from existing customers of $3,208,000 mainly for office equipment, motor vehicle and other local sales, offsetting a decrease in orders from other existing customers of $574,000, mainly for audio and tooling products.

The revenue increase in the electronic segment was mainly due to an increase in orders of $1,668,000 from existing customers for professional audio equipment, offsetting a decrease of $1,031,000 in sales for home entertainment products from other existing customers.

Gross Profit - Gross profit for the second half of fiscal 2017 was $4,503,000, representing a gross profit margin of 18.9%. This compared with the overall gross profit and gross profit margin of $2,691,000 or 12.9% for the second half of fiscal 2016.

Gross profit in the plastic segment increased by $969,000 to $3,096,000 or 24.4% of net sales for the six months ended March 31, 2017, as compared to $2,127,000 or 20.2% of net sales, for the same period in the prior fiscal year.  The increase in gross margin for the plastic segment was mainly due to increased production efficiency, introduction of robotic assembly arms and decreased subcontracting charges, offsetting a slight increase in factory overheads, as percentage of net sales, when compared with the same period of last year.

During the six months ended March 31, 2017, gross profit in the electronic segment more than doubled that of the same period of last fiscal year, reaching to $1,407,000 or 12.6% from $564,000 or 5.4% of net sales. The increase in gross margin was mainly attributed to better raw materials management and the implementation of lean manufacturing initiatives as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the six months ended March 31, 2017 were $4,329,000 or 36.2% of total net sales, as compared to $4,694,000 or 47.1% of total net sales for the six months ended March 31, 2016.

SG&A expenses in the plastic segment increased by $138,000 to $2,863,000 or 45.7% of net sales for the second half of fiscal 2017, compared to $2,725,000 or 54.8% of net sales for the corresponding period in fiscal 2016. The increase in SG&A expenses was due to an increase of $93,000 in staff cost and welfare, as well as an increase of $64,000 in selling expense, compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment decreased by $503,000 to $1,466,000 or 26.4% of net sales for the six months ended March 31, 2017, compared to $1,969,000 or 39.6% of net sales for the corresponding period in fiscal 2016. The decrease was primarily related to a decrease of $426,000 in staff cost and welfare and of $85,000 in selling expense, when compared to the corresponding period in the prior fiscal year.

Other expense - Other expense was $457,000 for the six months ended March 31, 2017, as compared to other expense of $721,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the six months ended March 31, 2017, was $678,000, as compared to other expense of $869,000 for the same period in the prior fiscal year. The decrease in other expense was mainly due to an exchange loss of $256,000, a provision of $337,000 for doubtful debts, as well as a loss of $85,000 from the disposal of fixed assets during the second half of fiscal 2017, as compared to an exchange loss of $313,000 and a loss of $548,000 on the disposal of fixed assets during the same period of fiscal 2016.

Other income attributable to the electronic segment for the six months ended March 31, 2017 was $221,000, as compared with other income of $148,000 for the corresponding period in the prior fiscal year. The increase in other income was mainly due to increases of $26,000 in exchange gain,  $27,000 in gain on disposal of fixed assets and  $27,000 in income from sale of obsolete materials during the six months ended March 31, 2017, as compared to the same period of last fiscal year.

Operating Loss - Operating loss was $283,000 for the six months ended March 31, 2017, as compared to operating loss of $2,724,000 in the corresponding six months in the prior fiscal year.

On a segment basis, the operating loss of the plastic segment was $445,000 in the six months ended March 31, 2017, as compared to an operating loss of $1,467,000 in the corresponding period in fiscal 2016.   The decrease in operating loss in the plastic segment was mainly due to an increase in gross margin as described above.

The electronic segment reported operating income of $162,000 in the six months ended March 31, 2017, compared to operating loss of $1,257,000 in the corresponding period in fiscal 2016.  The increase in operating income was mainly due to a significant increase in gross margin as described above.

Non-operating income – Non-operating income for the six months ended March 31, 2017 was $1,073,000, as compared to non-operating income of $1,299,000 in the year-ago six months.  This was primarily due to a decrease of $129,000 in dividend income from securities investments and of $114,000 in rental income during the six months ended March 31, 2017, as compared to the same six months of the prior fiscal year.

Income Taxes – Income tax for the six months ended March 31, 2017 represented income tax expense of $62,000 and a deferred tax provision of $61,000, as compared to income tax expense of $50,000 and a deferred tax benefit of $13,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was  income tax expense of $39,000 and a deferred tax provision of $61,000 in the plastic segment for the six months ended March 31, 2017, as compared to  income tax expense of $28,000 and a deferred tax benefit of $13,000 during the year-ago six months.  Income tax expense for the electronic segment was $23,000 for the six months ended March 31, 2017, consistent with the corresponding six months of fiscal 2016.

Net income – The Company had net income of $667,000 for the six months ended March 31, 2017, as compared to net loss of $1,462,000 for the six months ended March 31, 2016.   The increased net income for the second half of fiscal 2017 was mainly attributed to an increase in gross margin and a decrease in other expense as described above.

Net income for the plastic segment for the six months ended March 31, 2017 totaled $329,000, as compared to net loss of $252,000 for the corresponding six months in fiscal 2016. The net income increase in the second six months of fiscal 2017 for the plastic segment was mainly the result of increases in gross margin as described above.

Net income for the electronic segment for the six months ended March 31, 2017 was $338,000, compared to net loss of $1,210,000 for the corresponding six months of fiscal 2016.  Improvement in the second six-month of fiscal 2017 for the electronic segment was mainly attributable to a significant increase in gross margin as described above.

Year Ended March 31, 2017 Compared to Year Ended March 31, 2016

Net Sales - The Company's net sales for the year ended March 31, 2017 were $44,522,000, a decrease of $46,000,000 or 1.0% as compared to $44,568,000 in the corresponding period in fiscal 2016. The slight decrease was related to a decrease in sales revenues of $3,465,000 in our electronic segment, offsetting an increase of $3,419,000 in our plastic segment, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The revenue increase in the plastic segment was due to an increase of $5,041,000 in orders from existing customers for printing, office equipment and local sales, offsetting a decrease of $2,010,000 in sales orders from existing customers mainly for tooling and audio products.

The revenue decrease in the electronic segment was mainly due to a decrease of $5,636,000 in orders from existing customers for professional audio instruments, offsetting an increase of $2,119,000 in orders for professional audio equipment from other existing customers.

Gross Profit - Gross profit for the year ended March 31, 2017 was $7,449,000, representing a gross profit margin of 16.7%. This compared with the overall gross profit and gross profit margin of $4,793,000 or 10.8% for the year ended March 31, 2016.

Gross profit in the plastic segment increased by $1,598,000 to $4,979,000 or 21.4% of net sales for the year ended March 31, 2017, as compared to $3,381,000 or 17.1% of net sales, for the same period in the prior fiscal year.  The increase in gross margin for the plastic segment was mainly due to a decrease in labor cost, as a percentage of net sales, when compared with last fiscal year.

Gross profit in the electronic segment increased by $1,058,000 to $2,470,000 or 11.6% of net sales for the year ended March 31, 2017, as compared to $1,412,000 or 5.7% of net sales, for the prior fiscal year. Gross margin was twice that of fiscal 2016 and mainly attributed to decreases in labor cost and raw materials cost, as a percentage of sales, when compared with last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the year ended March 31, 2017 were $8,856,000 or 19.9% of total net sales, as compared to $9,119,000 or 20.5% of total net sales for the year ended March 31, 2016. Selling, general and administrative expenses decreased by $263,000 or 2.9% in fiscal 2017 compared to last fiscal year.

SG&A expenses in the plastic segment increased by $559,000 to $5,866,000 or 25.2% of net sales for the year ended March 31, 2017, compared to $5,307,000 or 26.8% of net sales for fiscal 2016. The increase was primarily related to an increase of $485,000 in staff costs and welfare and of $133,000 in selling expense, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment decreased by $822,000 to $2,990,000 or 14.1% of net sales for the year ended March 31, 2017, compared to $3,812,000 or 15.4% of net sales for fiscal 2016. The decrease was mainly due to decreases of $606,000 in staff costs and of $167,000 in selling expense, when compared to prior fiscal year.

Other expense - Other expense was $696,000 for the year ended March 31, 2017, as compared to other expense of $1,021,000 in the prior fiscal year.

On a segment basis, other expense attributable to the plastic segment for the year ended March 31, 2017 was $1,006,000, as compared to other expense of $1,310,000 for prior fiscal year. Other expense in fiscal 2017 was mainly due to $412,000 in exchange loss, $198,000 of loss on disposal of fixed assets and a provision of $398,000 for doubtful receivables, as compared to disposal of fixed assets of $259,000, an exchange loss of $600,000 and a provision of $273,000 for doubtful receivables during fiscal 2016.

Other income attributable to the electronic segment for the year ended March 31, 2017 was $310,000, as compared with other income of $289,000 for the prior fiscal year. The increase in other income was mainly due to an increase of $31,000 in gain on disposed of fixed assets and of $47,000 in other income offsetting an increase of $69,000 loss of on sale of materials during the year ended March 31, 2017, as compared to last fiscal year.

Operating Loss - Operating loss was $2,103,000 for the year ended March 31, 2017, as compared to operating loss of $5,347,000 in the prior fiscal year.

On a segment basis, the operating loss in the plastic segment was $1,893,000 in the year ended March 31, 2017, as compared to an operating loss of $3,236,000 in fiscal 2016. The decrease in operating loss in the plastic segment was mainly due to an increase in gross margin as well as a decrease in other expense as a percentage of net sales.

The electronic segment reported an operating loss of $210,000 in the year ended March 31, 2017, compared to an operating loss of $2,111,000 in fiscal 2016.  The significant decrease in operating loss was largely due to the significant increase in gross margin as described above.

Non-operating income – Non-operating income for the year ended March 31, 2017 was $3,688,000, as compared to non-operating income of $571,000 in last fiscal year.  The increase was primarily due to an increase of $3,700,000 on change of the fair value of marketable securities as compared to fiscal 2016.

Income Taxes – Income tax for the year ended March 31, 2017 represented an income tax expense of $116,000 and a deferred tax provision of $93,000, as compared to an income tax expense of $104,000 and a deferred tax provision of $54,000 in last fiscal year.

On a segment basis, there was income tax expense of $61,000 and a deferred tax provision of $93,000 in the plastic segment for the year ended March 31, 2017, as compared to income tax expense of $50,000 and a deferred tax provision of $54,000 during the last fiscal year.  The income tax of the electronic segment was $55,000 for the year ended March 31, 2017, as compared to $54,000 in fiscal 2016.

Net income – The Company had net income of $1,376,000 for the year ended March 31, 2017, as compared to a net loss of $4,934,000 for the year ended March 31, 2016.   The increase in net income was mainly the result of increases in gross margin and non-operating income as described above.

Net income for the plastic segment for the year ended March 31, 2017 was $689,000, as compared to a net loss of $2,776,000 for fiscal 2016.  The increase in net income in the plastic segment was mainly due to increases in non-operating income described above.

Net income for the electronic segment for the year ended March 31, 2017 was $687,000, compared to net loss of $2,158,000 for fiscal 2016.  The increase in net income in the electronic segment was mainly attributable to increases in gross margin and non-operating income as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of March 31, 2017, the Company had working capital of $41,307,000 as compared to $39,890,000 at March 31, 2016.   The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of March 31, 2017.

During the year ended March 31, 2017, the Company had invested over $2 million in new all-electric injection molding machines, robotic assembling equipment, upgrade of the fire sprinkling system and other manufacturing facilities. These capital expenditures will maintain the Company’s plastic injection molding plant in Dongguan at a high level of capability and improve the production efficiency.

As of March 31, 2017, the Company had cash and cash equivalents of $8,078,000, as compared to $11,996,000 at March 31, 2016.  During the year ended March 31, 2017, net cash used in operating activities was $1,128,000.  Net cash used in investing activities was $234,000, mainly accounted for by the purchase of fixed assets for $2,196,000 and of marketable securities for $3,159,000, and an increase of $146,000 in fixed deposits maturing over three months , offsetting cash provided by proceeds of $1,083,000 from the disposal of fixed assets, of $920,000 from sale of marketable securities, as well as $1,600,000 from sale of available-for-sale securities, and a decrease of $1,664,000 in fixed deposits maturing over three months during the year ended March 31, 2017.   Net cash used in financing activities was comprised mainly of $2,248,000 in dividend payments and $308,000 for the repurchase of common stock in the year ended March 31, 2017.

As of March 31, 2017, the Company had no general banking facilities.  The Company expects that working capital requirements and capital additions will be funded through internally generated funds.

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
( U.S. dollars in thousands)
	March 31,	March 31,
	2017	2016
ASSETS	(Unaudited)	(Audited)
Current assets :
Cash and cash equivalents	$8,078	$11,996
Fixed deposits maturing over three months	5,422	5,276
Marketable securities (note 2)	16,327	12,020
Available-for-sale securities (note 2)	-	1,603
Accounts receivable, net	13,159	9,208
Inventories (note 3)	10,688	8,114
Prepaid expenses and other current assets	2,419	1,658
Assets held for sale	-	778
Total current assets	56,093	50,653
Property, plant and equipment - net	31,992	32,352
Time deposits maturing over twelve months	2,902	4,566
Total assets	$90,987	$87,571
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	$5,152	$2,228
Accrued payroll and employee benefits	4,643	4,035
Customer deposits	2,152	1,423
Other accrued liabilities	1,474	1,289
Income taxes payable	476	401
Deferred income tax liabilities	889	825
Dividend payable	-	562
Total current liabilities	14,786	10,763
Shareholders' equity
Common shares nil par value - authorized 30,000,000 shares,
shares issued and outstanding as of March 31, 2017 and
March 31, 2016 - 15,885,239 and 16,056,239, respectively.	53,063	53,063
Treasury stock at cost; 1,146,571 and 975,571 shares
as of March 31, 2017 and 2016	(2,821)	(2,513)
Additional paid-in capital	8,005	8,005
Accumulated other comprehensive income	5,316	5,305
Retained earnings	12,638	12,948
Total shareholders' equity	76,201	76,808
Total liabilities and shareholders' equity	$90,987	$87,571

DESWELL INDUSTRIES, INC.

CONSOLIDATED STATEMENT OF OPERATIONS &
COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
( U.S. dollars in thousands, except per share data )

	Six months ended		Year ended
	March 31,		March 31,
	2017	2016	2017	2016

Net sales	$23,888	$20,920	$44,522	$44,568
Cost of sales	19,385	18,229	37,073	39,775
Gross profit	4,503	2,691	7,449	4,793
Selling, general and administrative expenses	4,329	4,694	8,856	9,119
Other income (expense), net	(457)	(721)	(696)	(1,021)
Operating loss	(283)	(2,724)	(2,103)	(5,347)
Non-operating income, net (note 3)	1,073	1,299	3,688	571
Income (loss) before income taxes	790	(1,425)	1,585	(4,776)
Income taxes	123	37	209	158
Net income (loss) attributable to Deswell Industries, Inc.	$667	$(1,462)	$1,376	$(4,934)

Other comprehensive loss
Unrealized gain (loss) on available-for-sale securities	$-	$(19)	$-	$(73)
Comprehensive income (loss) attributable to Deswell Industries, Inc.	$667	$(1,481)	$1,376	$(5,007)

Net income (loss) per share attributable to
Deswell Industries, Inc. (note 5)
Basic:
Net income (loss) per share	$0.04	$(0.09)	$0.09	$(0.31)
Weighted average common shares outstanding
shares (in thousands)	16,013	16,056	16,035	16,056

Diluted:
Net income (loss) per share	$0.04	$(0.09)	$0.09	$(0.31)
Weighted average number of shares
outstanding (in thousands)	16,013	16,056	16,035	16,056

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

( U.S. dollars in thousands )	Year ended
	Mar 31,
	2017	2016
Cash flows from operating activities :
Net income (loss)	$1,376	$(4,934)
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	2,089	2,373
Provision for doubtful accounts	371	274
Reversal of allowances for obsolete inventories	(65)	(252)
Loss on disposal of property, plant and equipment	162	420
Unrealized holding (gain) loss on marketable securities	(1,999)	1,860
Gain on disposal of marketable securities	(69)	(526)
Loss on disposal of available-for-sale securities	14	-
Deferred tax	64	21
Changes in operating assets and liabilities :
Accounts receivable	(4,322)	95
Inventories	(2,509)	2,966
Prepaid expenses and other current assets	(761)	462
Accounts payable	2,924	(1,120)
Accrued payroll and employee benefits	608	(193)
Customer deposits	729	(1,027)
Other accrued liabilities	185	88
Income taxes payable	75	56
Net cash provided by (used in) operating activities	(1,128)	563

Cash flows from investing activities
Purchase of property, plant and equipment	(2,196)	(591)
Proceeds from disposal of property, plant and equipment,	1,083	1,266
Purchase of marketable securities	(3,159)	(10,349)
Proceeds from disposal of marketable securities	920	6,798
Proceeds from disposal of available-for-sale securities	1,600	-
Increase in fixed deposits maturing over three months	(146)	4,635
Decrease in fixed deposits maturing over twelve months	1,664	(2,965)
Net cash used in investing activities	(234)	(1,206)

Cash flows from financing activities
Dividends paid	(2,248)	(1,686)
Repurchase of common stock	(308)	-
Net cash used in financing activities	(2,556)	(1,686)

Net decrease in cash and cash equivalents	(3,918)	(2,329)
Cash and cash equivalents, at beginning of period	11,996	14,325
Cash and cash equivalents, at end of period	8,078	11,996

Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	21	25